UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          Three year period ending 2001

                   Form U-12 (I) - B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12 (i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
    COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
                 ROUTINE EXPENSES AS SPECIFIED IN RULE 71 (b)

 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)


1. Name and business address of person filing statement.

      Robert S. Plenderleith
      GPU Advanced Resources, Inc.
      A subsidiary of GPU, Inc.
      2675 Morgantown Road
      GH2-3300
      Reading, PA  19607

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U- 71.

      None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

      GPU Advanced Resources, Inc., a subsidiary of GPU, Inc., a registered holding company.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

      Respondent is a Vice President of GPU Advanced Resources, Inc. and devotes the major portion of his working time to the usual duties incident to such position.


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5.    (a)  Compensation  received  during the current  year and  estimated to be received over the next two calendar years by the undersigned of others, directly or indirectly, for services rendered by the undersigned, from
      each  of  the  companies   designated  in  Item  3.  (Use  column  (a)  as
      supplementary statement only.)

                                                      Person or company
                      Salary or other                 from whom received
  Name of receipient  compensations  To be received   or to be received
                         (a)           (b)

      Robert S. Plenderleith
            1998        $151,952                GPU Advanced Resources, Inc.
            1999                    $130,000    GPU Advanced Resources, Inc.
            2000                    $130,000    GPU Advanced Resources, Inc.
            2001                    $130,000    GPU Advanced Resources, Inc.

      Respondent's compensation from the companies in the GPU System was received only from GPU Service, Inc. Such compensation, including incentive compensation received in 1998, if any, amounted in the aggregate to $151,952. Based on his present salary rate, respondent estimates that his 1999, 2000, and 2001 compensation, each year, will be $130,000. Respondent cannot now estimate the amount of incentive compensation, if any, to be received in 1999, 2000, and 2001.

      (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See Instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

      (a) Total amount of routine expenses charged to client: $6007.

      (b) Itemized list of all other expenses:


January 28, 1999                    (Signed)  /s/  Robert S. Plenderleith